Exhibit 99.1

Provident Announces Long-Term Lease Agreements for $100 Million Storage Project with NOVA Chemicals

All values are in Canadian dollars unless otherwise indicated.

CALGARY, Sept. 15, 2011 /CNW/ - Provident Energy Ltd. (Provident) (TSX: PVE) (NYSE: PVX) announces today that it has entered into agreements with NOVA Chemicals Corporation (NOVA Chemicals) for the lease of two underground storage caverns currently under development at the Provident Redwater Facility, along with associated facilities to be constructed.

"Our Redwater Facility is a key growth platform for Provident and we are excited to be providing NOVA Chemicals with these new storage services," said Doug Haughey, Chief Executive Officer. "Our capital spending is focused on fee-for-service business like this."

The total amount of storage leased under these long-term agreements is approximately one million barrels with staged on-stream dates of Q3 2012 and Q1 2013. The total capital cost of the caverns, and associated facilities, is anticipated to be approximately $100 million. A portion of this capital was already included in Provident's expanded 2011 capital program and an estimated $77 million remains to be spent in 2012, approximately half of which is incremental to Provident's previously indicated future growth capital estimate of $70 million per year. Both caverns and the associated facilities have been leased on a cost-of-service basis for the exclusive use of NOVA Chemicals.

These caverns are two of several Provident plans to develop to meet the strong market demand for underground hydrocarbon storage in the greater Fort Saskatchewan area.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

%CIK: 0001142229

For further information:

Investor and Media Contact:
Investor Relations
Kim Anderson
Director Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com
Corporate Head Office: 2100, 250 -2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

CO: Provident Energy Ltd.

CNW 05:50e 15-SEP-11